# commongrounds
## TRAVERSE CITY REAL ESTATE COOPERATIVE





Commongrounds is a real estate cooperative in Traverse City, Michigan. We develop real estate built for and owned by the community.

Our mission is to develop spaces that create opportunity for the building tenants to join together with their employees, customers, families, and community to make the town we love an even better place to work, live, and play.

www.commongrounds.coop

## DISCLOSURES

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

# COMMONGROUNDS COOPERATIVE
# PROJECT OVERVIEW

**Project overview includes preliminary information subject to change.

# SECTION 1: ABOUT THE PROJECT

Commongrounds is a real estate cooperative in Traverse City, Michigan. We develop real estate built for and owned by the tenants, their customers and the community. Our pilot project is 416 Eighth Street, a 4-story mixed-use building in Traverse City scheduled to break ground by summer 2019. The Commongrounds goal is for real estate development to offer a way for individuals and organizations to forge a path forward together to proactively address problems and create opportunities, for the community we want to see today and in 50 years.


PROPOSED 3-STORY MIXED USE BUILDING WITH BASEMENT PARKING GARAGE
BOARDMAN LAKE
Commongrounds
(New Building

## 416 EIGHTH STREET

416 Eighth street is located in the heart of the emerging North Boardman Lake District, near Boardman Avenue. It adds timely momentum to development of Eighth Street as a vibrant pedestrian health and well-being corridor. The corridor expands downtown and creates opportunity to enjoy and care for the Boardman River as a community asset.

### BUILDING TENANTS + USES

The first two floors of 416 Eighth Street are connected by an open atrium and will house a group of identified and committed tenant businesses and nonprofit partners. By co-locating, the tenants become more than the sum of their parts to better problem solve and create new opportunities for themselves and their community. Collaborative innovation occurs when people regularly and unexpectedly connect to people and ideas outside their usual experience. This project will create an “architecture of serendipity” to foster connection, learning, support, and innovation between tenant owners and their stakeholders and community.

| | RENTABLE SF | TOTAL SF |
|---|---|---|
| Underground Parking | 0 | 9,348 |
| Residential (24 Units, $3^{rd}$ + $4^{th}$ Floor) | 13,331 | 18,086 |
| $1^{st}$ + $2^{nd}$ Floor | Total: 13,604 | Total: 20,408 |
| Higher Grounds Coffee + Iron Fish Distillery | 3,157 | 9,348 ($1^{st}$) |
| Pathways Preschool | 2,203 | |
| Crosshatch Community Arts + Event Center | 2,039 | 11,060 ($2^{nd}$) |
| Commonplace Coworking + Office Space | 6,205 | |
| **BUILDING TOTAL** | **26,935** | **47,842** |

## FIRST FLOOR

**Higher Grounds/Iron Fish Riverside Café Serving Local Craft Beverage + Food.** Higher Grounds Coffee and Iron Fish Distillery will collaborate with a food partner to operate a riverside café/tasting room. Higher Grounds will operate a cupping lab certified by the Specialty Coffee Association for education and training.

**Early Childhood Education and Family Care.** Pathways Preschool will expand their existing child care to add two classrooms serving 40 kids between ages 3-6. The building is designed to create spaces to integrate families with other building uses and events.



BOARDMAN RIVER
EIGHTH STREET
PRELIMINARY
NOT FOR CONSTRUCTION
environmentarchitects
Ground Level Floor Plan
A3.1


## SECOND FLOOR

**Coworking + Community Innovation/Education Hub.** Commonplace will manage office and coworking space as a community innovation hub. Spaces for work, meeting and education combine with offices for nonprofits and community-oriented business - a place to work, learn, connect, and improve well-being.

**Community Performing Arts and Education Venue.** Crosshatch Center for Art and Ecology will partner with musician May Erlewine to create a performing arts center that seats 150 people with a stage for concerts, theater, and dance. The space is designed to be used for community events, education and public meetings.



GRAPHIC KEY
environmentarchitects
Second Level Floor Plan
A3.2


COMMONGROUNDS COOPERATIVE PROJECT OVERVIEW 2

**THIRD AND FOURTH FLOOR: WORKFORCE HOUSING**

Traverse City has an affordable housing crisis. Commongrounds will offer 24 studio and 1-bedroom rental units at sliding scale prices based on income, with the majority targeting tenants earning 60-120% of area median income. Tenants will have access to physical amenities such as shared living areas, guest rooms, and green roof outdoor space. Learning/connection amenities such as classes and community events will be offered in the building.  Our goal is to provide housing that is affordable for people that work downtown and in the Eighth Street corridor so that people can eat, work, shop, and play in the neighborhood where they live.

**THIRD FLOOR**                                              **FOURTH FLOOR**

 

**OUTDOORS + TRANSPORTATION**

The building is located between Eighth Street and the Boardman River, near downtown Traverse City.  The city has adopted a plan to redevelop Eighth Street as a revitalized, vibrant pedestrian district and plans a Fall 2019 rebuild of the street to add a raised cycle track and pedestrian path. The Boardman River is a scenic and environmental asset often underutilized in the city and the city is exploring adoption of a Boardman River Water Trail.

The Commongrounds building is designed to complement the pedestrian and bike-friendly district while minimizing impact on the river and offering the community access to scenic views.  The project has been approved for brownfield TIF reimbursement, which is allocated to rebuilding Eighth Street and the project's underground parking (all public).  Residential and commercial tenants will not have reserved parking which will incentivize alternative transportation.  The building is set back 25 feet from the river and will manage stormwater onsite to mitigate river impact. Outdoor café seating will offer customers and the public a place to enjoy the river setting.

# COMMONGROUNDS LEADERSHIP AND STAFF

| NAME | ROLE | WEBSITE/CONTACT |
|---|---|---|
| **COMMONGROUNDS INTERIM BOARD** | | |
| Chris Treter | *Director, Higher Grounds Trading Company* | www.highergroundstrading.com |
| Kate Redman | *Director, Commonplace* | www.commonplacework.org |
| Richard Anderson | *Director, Iron Fish Distillery* | https://www.linkedin.com/in/richard-anderson-57b4705/ |
| **PROJECT MANAGEMENT AND KEY ADVISORS** | | |
| Kate Redman | *Project Director* | www.commongrounds.coop |
| Todd Sketch | *Operations Advisor* | https://www.linkedin.com/in/toddsketch/ |
| **BUILDING DESIGN + CONSTRUCTION** | | |
| Joe Sarafa | *Real Estate Development Advisor* | 40 years of real estate development experience |
| Ray Kendra | *Architect (Environment Architects)* | www.env-arch.com |
| Nan Perez | *Construction Owner Representative + Real Estate Agent* | www.linkedin.com/in/nan-perez-pe-leed-ap-02288011 |
| Ed Bailey | *Construction Management Advisor* | www.linkedin.com/in/ windridgecounsulting/ |
| Elise Crafts | *Zoning + Communications* | www.statecraftmi.com |
| Hallmark Construction | *Construction Management* | www.hallmarktc.com |
| **COMMUNICATIONS + ENGAGEMENT** | | |
| Joey DiFranco | *Communications Creative Director* | www.linkedin.com/in/joey-difranco-04987614/ |
| Kate Rose | *Communications/Content* | www.katerosecommunications.com/ |
| Megan Olds | *Community/Investor Engagement* | www.parallelmi.com |
| Andrew Straley | *Communications Project Manager* | www.linkedin.com/in/ andrewstraley/ |
| **FINANCING + INVESTMENT** | | |
| Sakura Takano | *Financing Lead* | https://www.linkedin.com/in/sakura-takano-3b005326 |
| **LEGAL + ACCOUNTING** | | |
| Jason Wiener, p.c. | *Cooperative and Securities Law* | http://jrwiener.com/ |
| Sondee, Racine & Doren | *Real Estate and Construction Law* | www.sondeeracine.com |
| Bruce Mayer | *Accounting* | www.wegnercpas.com |
| Brian Beckwith | *Bookkeeping* | www.currentconsultingtc.com |
| **COMMONGROUNDS LLC CO-OWNERS (LAND INVESTORS + ADVISORS)** | | |
| Jim Olson | Judy Bosman | Claudia & Mike Delp |
| Kathy Dally | David Koss | Bob & Laura Otwell |

## ABOUT THE BOARD

**Richard Anderson** brings five decades of experience in finance and scalable business to his position on the Commongrounds board. He is the cofounder and chief operating partner in the family-owned Iron Fish Distillery, Michigan's first farm distillery.  He was appointed by Governor Snyder to the Craft Beverage Council, an industry advisory group setting the ag-research and marketing agenda to advance Michigan's craft wine, beer and spirits industry. Previously, Richard was an independent consultant on strategy, community change, business development and technology commercialization for commercial, technology and impact enterprises. He mentored early stage companies commercializing new technologies and helped to establish the Innovate Marquette smart zone.  He is a co-founder and board member of the Innovation Network for Communities, a national non-profit whose mission is to develop and spread scalable innovations that transform the performance of community systems.  Earlier, he held several positions including President and CEO of a recently acquired wearable and video technology company and was the Founder/CEO of Northern Initiatives, a Development Finance Community Development Corporation operating throughout much of Michigan and northern Wisconsin.

**Chris Treter** is the cofounder of Higher Grounds Trading Company, a fair trade and organic specialty coffee company, and On the Ground, a 501(c)(3) corporation focused on supporting coffee-growing communities.  He has a demonstrated history of working in the specialty coffee industry and is skilled in public speaking, entrepreneurship, and fundraising.  Chris is experienced in nonprofit and business planning, corporate social responsibility, and sales and event management. Chris studied Organizational Management for Social Change at the School for International Training.

**Kate Redman** is an attorney specializing in financial and tax structure for cooperatives, real estate, nonprofits and business.  She founded Commonplace, a nonprofit community incubator hub in Traverse City, and Commonplace Law, which provides legal services to support the Commonplace mission of enlivening healthy, connected, and creative organizations and communities.   Kate is involved in efforts to promote and grow local investment and investment crowdfunding and is a frequent presenter & writer on topics related to community-based crowdfunding.  She is a fellow with the California-based Sustainable Economies Law Center, a national leader in innovating legal structures to support cooperatives and social enterprise.  She received a Bachelor of Arts from Princeton University and is a cum laude graduate of the University of Michigan Law School. Before founding Commonplace in 2017, Kate was a partner at Olson, Bzdok & Howard, PC, specializing in nonprofit, business, and local government law, and clerked for Justice Michael F. Cavanagh of the Michigan Supreme Court.

# BUILDING TIMELINE

| | SUMMER 2018 | FALL 2018 | WINTER 2018/19 | SPRING 2019 | SUMMER-WINTER 2019/20 |
|---|---|---|---|---|---|
| **EQUITY** | LLC Owners ($650k). | Early Bird Community Ownership Drive (goal 250 people by December 1); Tenant commitments by Nov 20; | Community Owner Crowdfunding ($1-$2m); Tenant Owner Equity Commitments ($1-1.5m). | Secure add'l private investment if needed. | |
| **FINANCE** | Land loan for August closing ($500k). | Grants, MEDC and PACE, and bank applications. | Tenant and construction loan applications, including USDA loan guarantee. | Close on construction loan and other financing. | Ongoing construction payments & management. |
| **COMM OUTREACH** | Website, communications planning. Plan cooperative owner drive. | Early Bird Cooperative Ownership Drive; events, social media. | Crowdfunding campaign Feb; Community owner updates and engagement. | Community owner updates and engagement. | Community owner updates and engagement. |
| **BUILDING DESIGN** | Close on land. Pursue zoning changes. Refine interior plans. | Zoning.Conceptual drawings and site plan, start engineered drawings; value engineering,CM RFP. | Hire CM. Complete construction-ready plans. Bid and award contractors. | BREAK GROUND! | Ongoing construction. Target completion: Fall 2020. |
| **GOVERN-ANCE** | Interim operating board in place. | Finalize tenant-owners and board. CCooperative membership drive. | First Member Annual Meeting; Monthly Cooperative Board Meeting; Weekly Team Meetings. | Monthly Cooperative Board Meeting; Weekly Team Meetings. | Monthly Cooperative Board Meeting; Weekly Team Meetings. |

# SECTION 2: ABOUT THE COOPERATIVE

## WHAT IS A REAL ESTATE COOPERATIVE?

Commongrounds Cooperative is a real estate cooperative that offers everyone in our region the opportunity to invest and participate in the development of building projects for the mutual benefit of our community and the building tenant owners. Cooperatives are a unique form of legal and tax structure that are owned by the people who use them, and operate at cost. That means cooperative "profit" is either reinvested in the property or returned to the community and tenant owners. Examples of similar models are in Detroit, New York, California, Colorado, and Minnesota.

Real estate cooperatives can have different structures, but Commongrounds will have at least two classes of ownership (community owners and tenant owners) who will elect our board:



| COMMUNITY OWNERS | TENANT OWNERS | COOPERATIVE BOARD |
|---|---|---|
| Ownership is open to everyone. | Technically renters but hold special rights similar to ownership. Commercial and residential tenants have different rights. | Majority of board controlled by 1st/2nd floor tenant owner representatives. |
| Qualified owners have the opportunity to invest and earn a return starting at $250 | 1st/2nd floor tenants purchase special coop shared tied to their lease at set price; and have the right to sell and earn back investment. | Two representatives elected by community owners. |
| Elect 2 board representatives | 1st/2nd floor tenants have the right to serve on the board and must approve all major decisions affecting the building. | 1 representative of the River (board position charged with providing feedback on environmental impact) |
| Special owner privileges, including events and classes | Share cooperative staff who design supercool events to better serve community by leveraging all building partners | 1 representative from residential + 1 representative from office |
| Part of an awesome community | Part of an awesome community | Authority to make most major decisions for the Cooperative and supervise day-to-day operations. |

## WHY A COOPERATIVE?

Compared to a traditional developer/landlord leasing model, the cooperative model allows at least three unique features:

- **Community-driven development:** The building is designed to act as an asset for the community and provide spaces where the tenant owners and their employees, customers, and community want to live, work, and play in town.
- **Community-owned development:** The community can vote with their dollars if they like what the development will bring to the area. Everyone in the community can invest in the building with a beginning investment as low as $250, and have ownership of real estate in downtown Traverse City.
- **Owned by local business in prime downtown areas:** Local business owners and nonprofits have a unique opportunity to "own" their spaces, making it affordable for them to locate in downtown Traverse City.

The cooperative completed a 30-day early bird ownership drive on December 1, 2018. The project exceeded its goal of 250 owners and has 366 committed early bird owners.

| | COMMONGROUNDS CO-OP MODEL | TRADITIONAL LEASING MODEL |
|---|---|---|
| **COMMERCIAL TENANT** | **First 10 years:** Purchase share for proprietary lease at $175-200/sq ft + annual common area costs (total ~$38/sf per year). **After 10 years:** Annual common area costs only (~$10-$20/sf). **When they move out:** Sell share to earn back investment plus a capped return. Add'l return used to benefit building/community. **Tenant Selection:** Selected by cooperative board based on building and community needs and ability/desire to work collaboratively with other tenants and community. | **Indefinitely:** $34/sf + annual CAM (subject to increases based on market and landlord needs). **When they move out:** Tenant does not receive any portion of rent back. Property re-rented at market rate. **Tenant Selection:** Landlord chooses tenant based on who can afford current market rates. |
| **RESIDENTIAL TENANTS** | Enables people who work downtown to live downtown. Housing that is affordable for workforce, projected 60-120% of AMI. (Starting at $600/month) | Market rates based, serving whoever can afford them. |
| **COMMUNITY OWNERS** | Earn return on investment and invited to be part of the cooperative community. Engaged in success of tenant owners. | N/A |
| **LENDERS/ PRIVATE INVESTORS** | Investment in building owned by occupants and community who leverage each other to be more successful together than as individual parts. | Traditional loan risks/benefits. |
| **BUILDING MANAGEMENT** | Managed by tenants; aligned incentives to investor community & building needs. | Managed by landlord. |

## WHO MAKES DECISIONS?

Like other corporations, the Board retains most of the power to run the organization and make decisions, subject to authority it delegates to staff with oversight.

| DECISIONS APPROVED BY: | Co-op Board | Tenant Owners | Community Owners | Community Owner - Investors |
|---|---|---|---|---|
| Adopt and amend articles of incorporation and bylaws | Yes | Only changes affecting tenant owners | Adopt bylaws & changes affecting class | No |
| Adopt mission/vision/values | Yes | Yes | Input only | No |
| Vote to elect Board of Directors | N/A | One director from each (hold majority) | Elect 2 directors | N/A |
| Annual budget and workplan; including patronage returns | Yes | Input only | Input only | No |
| Day-to-day cooperative management | Yes | Input only | Input only | N/A |
| Approve new tenants and transfer of tenant owner shares and lease to new tenant | Yes | Yes | Input only | No |
| Approve debt or refinance; pursue remedies against tenant-owner | Yes | No | No | No |
| Transfer of tenant owner share and proprietary lease | Yes | Yes | No | N/A |
| Determine use of common areas, property maintenance, and conflict resolution | Yes | Input only | No | No |
| Approve changes to building | Yes | Yes | Input only | No |
| Changes in community owner investment terms | Yes | No | No | Yes |
| Sale of building, dissolution, additional capital call from tenant owners; changes to leases | Yes | Yes | No | No |

## OUR COMMUNITY OWNERS

Commongrounds completed its initial "early bird" ownership drive on December 1, 2019, and exceeded its member goal of 250 with 366 owners. Currently, there are nearly 400 community owners. The goal is 500 community owners by the completion of the crowdfunding campaign. A full list of the community owners is available in the Supplemental Information folder in Google Drive.

## OUR TENANT-OWNERS

Commongrounds has fully leased its first- and second-floor space with signed letters of intent. The tenant-owners started meeting in spring 2018 to develop a shared vision and governance framework for the building. Each of the tenant-owners is an established business with experienced operators who bring a wide range of skills and experience to the project.

**HIGHER GROUNDS (CAFÉ/TASTING ROOM) WWW.HIGHERGROUNDSTRADINGCO.COM**
**Owned/Operated by**: Chris and Shauna Treter
Established in 2001, Higher Grounds is a 100% fair-trade coffee roastery which wholesales its beans throughout the Midwest and operates a coffee shop locally in Grand Traverse Commons. Higher Grounds will expand its operations to an additional café at Commongrounds in an exciting collaboration with Iron Fish Distillery to fuse coffee and alcohol.

**IRON FISH DISTILLERY (CAFÉ/TASTING ROOM) WWW.IRONFISHDISTILLERY.COM**
**Owned/Operated by:** Sarah/Richard Anderson, Heidi Bolger, David Wallace
Iron Fish Distillery is Michigan's first working farm dedicated to the practice of distilling small-batch craft spirits, and one of fifty farm distilleries in the United States. Iron Fish is operated by Sarah and Richard Anderson, and Heidi Bolger and David Wallace, sibling couples with deep experience in financing, accounting, business operations, and community development. Iron Fish Distillery opened in September of 2016, earning international accolades for its field-to-glass spirits and recognized by Michigan Celebrates Small Business as one of the Fifty Companies to Watch in 2018. Iron Fish Distillery will have a licensed tasting room in partnership with the restaurant/café.

**PATHWAYS PRESCHOOL (CHILD CARE) WWW.PATHWAYSPRESCHOOL.COM**
**Owned/Operated by**: Dan and Brittni Fuller
Pathways Preschool is a center-based preschool and child care program, allowing for a developmentally appropriate, experienced-based curriculum in a comfortable environment. Pathways' founders each hold degrees in early childhood education and have worked as early childhood educators for a combined 25+ years. They founded Pathways 7 years ago in their home Their waitlist numbers nearly 100 kids. They will expand to add a second location in the building, serving 40 additional kids.

**COMMONPLACE (COWORKING AND OFFICE SPACE) WWW.COMMONPLACEWORK.ORG**
**Nonprofit Founded/Operated by:** Kate Redman and Elise Crafts
Commonplace is a coworking office space serving nonprofits and small business in Traverse City. Established in 2016, Commonplace currently provides work space for over 30 organizations and 90 people and, through its partner Commonplace Law, has provided legal services to 200+ local organizations. Commonplace will expand to operate out of the second floor of the building and create a "411" resource base for capacity building for locally-owned and operated organizations.

**CROSSHATCH (LISTENING ROOM AND EVENTS) WWW.CROSSHATCH.ORG**
**Nonprofit Founded/Operated by:** Brad and Amanda Kik, May Erlewine
Founded in 2005, Crosshatch Center for Art & Ecology explores the intersections of farming, art, economy and ecology. Crosshatch began because co-founders Brad and Amanda Kik believe that the arts and ecology are intertwined and essential to enriching community. Crosshatch will partner with May Erlewine to operate an intimate 150-person performing arts space in the building, which will also be used for community events and education.

# SECTION 3: BY THE NUMBERS

## OVERVIEW PRO FORMA**

| | |
|---|---|
| **PROJECT COSTS** | **$13,455,864.00** |
| **Land**<br>*Includes: land acquisition, master planning, civil engineering, survey, topography, approvals, road, utilities, environmental* | $1,000,000.00 |
| **Building + Construction Costs**<br>*Includes: 10% contingency; 24 residential units, retail/ commercial/office space, underground parking, foundations, site cleanup, exterior materials. (Assumes $187.50/sf comml and $265.10/sf residential construction costs)* | $11,901,898.00 |
| **Soft Costs**<br>*Includes: Construction loan interest and fees, permits, architectural, communications, legal/accounting, engineering, reserve, insurance, "developer fee" of 2.8% (development team consultants)* | $1,553,966.00 |
| | |
| **SOURCE OF EQUITY/FUNDS** | **$13,455,864.00** |
| Land | $ 650,000.00 |
| Tenant Owner Equity | $1,100,000.00 |
| Community-Owner Equity | $1,500,000.00 |
| Bank Loan (*USDA Loan Guarantee tentative – 30y, 6.5% term)* | $8,130,861.00 |
| MEDC CRP Grant (*tentative*) | $1,500,000.00 |
| | |
| **ANNUAL INCOME PROJECTIONS** | **$1,141,243.00** |
| First + Second Floor Tenants, Events, Rentals | $ 525,278.00 |
| Other Revenue (Commercial – Events, Rentals, etc) | $ 160,160.00 |
| Third/Fourth Residential Units (10% Vacancy) | $ 344,694.00 |
| Brownfield ($1M 9 Years) | $ 111,111.00 |
| | |
| **ANNUAL OPERATING COSTS** | **$ 401,189.00** |
| Staff (Including Property Management) | $ 130,000.00 |
| Taxes/Insurance | $ 153,826.00 |
| Maintenance & Repairs (Incl Landscaping, Elevator, Ext/Int) | $ 32,000.00 |
| Security/Utilities | $ 26,921.00 |
| Legal/Accounting/Marketing | $ 16,837.00 |
| Reserves/Other *(~5% commercial, $400/yr per res unit)* | $ 46,106.88 |
| LLC Contribution (Preferred Equity Payment) | $ 12,187.00 |
| Social Impact Return | $ 14,417.00 |
| | |
| **RESERVES** | |
| LLC Redemption Reserve | $ 50,000.00 |
| Community Owner Return Reserve | $ 89,687.00 |
| Replacement Reserve | $ 46,108.00 |
| | |
| **PROJECTED ANNUAL DEBT SERVICE** | **$ 616,711.00** |
| **NET OPERATING INCOME BEFORE DEBT (Y1)** | **$ 740,054.00** |
| **DEBT SERVICE COVERAGE RATIO (BEFORE RESERVES)** | **1.20** |

** Draft updated 1.10.19. Subject to change based on changes in building design, construction labor and material, and financing costs.

# SOURCES OF EQUITY AND INVESTMENT**

Commongrounds Cooperative has three primary sources of equity for the project. The land will be owned by Commongrounds, LLC, an LLC co-owned by Commongrounds Cooperative and 7 private investors. Commongrounds Cooperative will have a 99-year land lease and build the development.

| | |
|---|---|
| **REAL ESTATE LLC CO-OWNER**<br><br>**$650,000** | **EQUITY SOURCE #1: LLC CO-OWNER ($650k - *COMPLETED*)**<br><br>• **Project Role:** Co-owners of land through Commongrounds, LLC, a real estate LLC owned by Commongrounds Cooperative and investors.<br>• **Time of Investment:** 2018  **Term:** 10 years<br>• **Return:** Varied. 250% buyout in Y10.<br>• **Who:** People who support the project vision (7 people, $50-100k each) |
| **COOPERATIVE COMMUNITY OWNER EQUITY**<br><br>**$1,500,000** | **EQUITY SOURCE #2: COMMUNITY OWNERS ($1.5M)**<br><br>• **Project Role:** Cooperative owners. Elect 2 board positions. Invited to attend special meetings and events.<br>• **Time of Investment:** February/March 2019<br>• **Term: Interest** 10-15 years<br>• **Return (*draft-subject to revision, private and confidential)*:** No return the first two years. Preferred return of 7% Y3 through Y10 with 10% incentive upon exit in Y11. Minimum return after Y10 unless agreed to by Cooperative. Community owners have option to call loan principal repayment starting in Y7.<br>• **Who:** TBD. Community crowdfunding campaign from community residents and supporters (must be Michigan residents). Accredited out-of-state. |
| **COOPERATIVE TENANT OWNER EQUITY**<br><br>**$1,100,000** | **EQUITY SOURCE #3: TENANT OWNERS ($1.1M)**<br><br>• **Project Role:** Cooperative tenant owners and residential reservation shares (for local employers). Hold special share of cooperative that entitles them to a "proprietary lease" for a space. Share the risk that share/lease lose value. Control majority of the cooperative board and make big picture decisions about the building. Amount may be reduced based on amount of community owner capital.<br>• **Time of Investment:** Spring 2019<br>• **Term:** Indefinite. Minimum 20% down.<br>• **Return:** Tenant owners can sell their share/lease (subject to cooperative approval of transferee). Tenant owner keeps return if value has increased, capped at 7% per year of ownership. Any return above cap goes to cooperative for community/building benefit.<br>• **Who:** Tenants identify their own sources of funding. |

** This document is for informational purposes only and does not constitute an offer or solicitation to sell shares or securities in the Commongrounds Cooperative, LLC, or any related or associated company. Any such offer will be made only by means of a confidential offering memorandum.

## PROJECTED IMPACT OF PROJECT BY THE NUMBERS

| TYPE OF IMPACT | NUMBERS | NOTES |
|---|---|---|
| **FINANCIAL IMPACT** | | |
| Projected Brownfield TIF for 8th Street Reconstruction | $250,000 | City receives first 25% of Brownfield TIF recapture from our project |
| Projected upfront equity investment in development from community residents and business owners | $3,250,000 | Land investors, community owner investment, tenant-owner investment |
| 10-Year Financial Return to Community Owners | $697,500 | Generating wealth for local residents who invest in building and to spend locally |
| 10-Year Social Impact Return from Community Owners to building | $275,500 | Cooperative Board will allocate to: subsidized child care and housing, green infrastructure, public arts, community wellness and education |
| Locally-Owned Businesses Building Equity in Real Estate | 13,604sf/ 6 organizations | Studies demonstrate greater multiplier effect of investment for local economy from locally-owned businesses |
| **COMMUNITY + SOCIAL IMPACT** | | |
| Jobs created | 26 jobs | 15 café jobs; 5 executive and space management staff (Commongrounds/ Commonplace/ Crosshatch); 6 child care providers |
| New workforce housing units | 22 units | Sliding scale serving 60%-120% of area median income.  12 units reserved for downtown/8th Street employees. |
| New childcare spots | 40 kids | 2 classrooms serving 20 3-4 year olds and 20 4-6 year olds (with expansion of infant and toddler care at Pathways' existing location) |
| Community owners enjoying benefits of building amenities | 500+ owners | Currently 400 owners; 500 projected by end of campaign |
| Collaborative works and meeting space for nonprofits and business | 8500sf, 50 organizations | Operated by Commonplace |
| Weeks of artist retreat | 6 weeks | Available in two Commongrounds-owned reserved units on 4th floor. |
| Additional annual performing arts events in community | 100 events/year | 25 "all-in" professional concerts; 25 local emerging artist concerts; 50 dance parties and community engagement arts events |



# commongrounds

## investment crowdfunding terms overview**:

## Preliminary, keep confidential

*updated 02.08.19 (KER)*

| CROWDFUNDING CAMPAIGN |
|---|
| **QUIET PHASE + QUIET REGISTRATION**<br>**Who:** Early Owners & Friends/Family, 50 non-accredited MI residents; unlimited accred<br>**When:** Feb 11-March 24 **Securities Reg:** Reg D, 504b **Amount:** $500k min to $2m stretch goal. |
| **PUBLIC CAMPAIGN**<br>**Who:** Unlimited investor. Caps on investment based on income, determined by Reg CF.<br>**When:** Feb 14 - March 24 **Securities Registration**: Reg CF. **Amount:** Up to $1m. |
| **MARCH 24 - CLOSE PUBLIC AND PRIVATE OFFERING. GOALS:**<br>$1.5 million ($2 million stretch goal). 500 owners, 150 investor-owners.<br>$500k social impact investment ($1m stretch goal). |

## Annual Returns (Example: $10,000 Investor)

| PLEDGE $10,000: | | REGULAR RETURN | | | SOCIAL IMPACT RETURN | |
|---|---|---|---|---|---|---|
| ***Example*** | | Ex A: Y11 exit | | Ex B: Y7 exit | Ex C: Y11 exit | |
| Year | Withdraw Option | Annual Return | $$ to Owner | $$ to Owner | Annual Return | $$ to Owner |
| Y1 2019 | N | 0% | $0 | $0 | 0% | $0 |
| Y2 2020 | N | 0% | $0 | $0 | 0% | $0 |
| Y3 2021 | N | 0% | $0 | $0 | 0% | $0 |
| Y4 2022 | N | 7% | $700 | $700 | 1.5% | $150 |
| Y5 2023 | N | 7% | $700 | $700 | 1.5% | $150 |
| Y6 2024 | $Y^{\$}$ | 7% | $700 | $700 | 1.5% | $150 |
| Y7 2025 | $Y^{\$}$ | 7% | $700 | $10,700 | 1.5% | $150 |
| Y8 2026 | $Y^{\$}$ | 7% | $700 | $0 | 1.5% | $150 |
| Y9 2027 | $Y^{\$}$ | 7% | $700 | $0 | 1.5% | $150 |
| Y10 2028 | Y | 7% | $700 | $0 | 1.5% | $150 |
| Y11 2029 | Y+ | 7% | $12,700 | $0 | AFR | $11,150 |
| TOTAL INTEREST EARNED Y1-12 | | | $7600 | $2800 | | $2200 |
| INTERNAL RATE OF RETURN | | | 6.0% | 3.8% | | 1.9% |

$Y^{\$}$ - Right to withdraw contingent on cooperative obtaining replacement capital.

Y+ - Bonus return in year of withdrawal in Y11 or later. 20% Market, 10% for Social Impact

***This document is for informational purposes only and does not constitute an offer or solicitation to sell shares or securities in Commongrounds Cooperative or any related or associated company.*

# Events (Under Development)

Feb 13: Table Health Hosting Morning Coffee/Tea Info Session (2/13, 8-9:30am)
Feb 21: Flock Party @ Rare Bird (2/21)
Feb 25: Fireside Chat @ Little Fleet (2/25, 6-8pm (?))

# Rewards

## FLOCK PARTY PRIZES (2/21)

**When Awarded**: Available only to people who commit to invest by the end of the 2/21 party (and they will be able to choose one award from list based on investment level).  First in get first pick. These prices are usable by 2020 (pre-building).

**All Investors**
Investor Swag (Insulated Tumbler, Button)
Free drink, discounts on other drinks all night

**$2k Prizes**
Table Health (limit 10): 10 classes at Table Movement Studio **(use by 2020)**
Commonplace (limit 3): 5-pack coworking day passes
Iron Fish (limit 10): Tour and tasting at Iron Fish Distillery for 2 people **(use in 2019)**
Commongrounds (limit 3): One-night stay in Commongrounds residential (good through 2023)
Higher Grounds (limit 5): $50 Hg Coffee Bar gift certificate

**$10K Prizes**
Table Health  (limit 5) - 3 months unlimited classes in movement studio **(use by 2020)**
Commonplace (limit 5): Free 6-month Hive Membership (one day of coworking/week + 4 hours meeting room use/month) (can be donated to a nonprofit)
Iron Fish (limit 5): Tour and tasting at Iron Fish Distillery for 4 people **(use in 2019)**
*Iron Fish (limit 3) – Free 2019 Flycaster membership (? unconfirmed)*
Commongrounds (limit 3): Reserved underground bike parking spot at CG and membership to use Commongrounds showers (good through 2023)
Commongrounds (limit 5): Two-night stay in Commongrounds residential as guest (good through 2021)
Higher Grounds (limit 5): 6 month coffee subscription **(use in 2019)**
Higher Grounds (limit 5): Private coffee cupping and tour for 6 people **(use in 2019)**

## CROWDFUNDING REWARDS

Available to all investors. **Rewards run from building completion until 2029 or investor withdraws (whichever happens first) unless otherwise indicated.**

| $$ | # | Regular Rewards | Social Impact Rewards*** |
|---|---|---|---|
| All levels $500+ | - | ● 7% annual return starting in Y3, with 20% bonus at withdraw after Y10. (IRR of 6.0% in Y11) <br> ● Can withdraw in Y7-10 without bonus. | ● 1.5% annual return starting in Y3, with 10% bonus at withdraw after Y10. (IRR of 1.9% in Y11) <br> ● Can withdraw in Y7-10 without bonus. <br> ● Cooperative will dedicate 5.5% annual return dedicated to community impact*** |
| | | ● Investor-only building preview tours (before building is officially open) <br> ● Free Admission to Grand Opening "Sneak Peak" Party <br> ● Free Admission to annual gratitude celebration <br> ● Community investor days (2x per year - free events and food/drink discounts) <br> ● Name on recognition wall | |
| $2000 | - | ● Beverage discounts available daily in new building ($1 daily brew (Higher Grounds), 10% off first cocktail (Iron Fish). Coffee discounts start immediately! <br> ● Free monthly coworking pass <br> ● 3 free Table Movement Studio classes per year (after building complete) <br> ● "Brick" with your name in building | |
| $10k | - | ● Same as $2000+: <br> ● Free basic Coop membership (~$100+ annual value) <br> ● 1 free Table Movement Studio class/month <br> ● Early access to concert and events tickets <br> ● 6 month Higher Grounds coffee subscription <br> ● 10 hours of meeting time per year (in Commonplace meeting space) | |
| $50k | 10 | ● Same as $10k rewards +: <br> ● Annual coworking membership (value $1500+, may be donated to nonprofit) <br> ● Free use of gallery event space for private party at Iron Fish Distillery (must use by end of 2020, guest responsible for planning/beverage and food costs) <br> ● 3 month Table Lifestyle membership (6 sessions - choose from massage, personal health/movement coach, nutritionist and unlimited classes in movement studio) <br> ● 2 free nights/year in cooperative suite (onsite owner residence) <br> ● Private Higher Grounds coffee cupping and tour for 6 people <br> ● Large plaque/brick with your name in building | |
| $100k | 5 | ● Annual coworking membership (value $1500+, may be donated to nonprofit) <br> ● Free barn rental for private party or wedding at Iron Fish Distillery (Saturday excluded, must use by end of 2020, guest responsible for planning/beverage and food costs) (market value up to $4400) | |

| | | <ul><li>One-time one-day event in Crosshatch space (could be used for private party etc)</li><li>6 month Table Lifestyle membership (6 sessions - choose from massage, personal health/movement coach, nutritionist and unlimited classes in movement studio)</li><li>1 week/year in cooperative suite (may be donated to artist retreat)</li><li>Higher Grounds consultation on a personalized home brewing system and a HG Coffee Bar credit up to $200 towards your personalized home brewing system</li><li>Large plaque/brick with your name in building</li></ul> |

*\*\*\*The cooperative will direct remaining interest for social impact rewards toward community and quality of life impact rewards (5.5%).  The cooperative board will determine the use of funds on annual basis and report to member-owners on impact.  Areas of social impact investment might include: affordable housing; subsidized child care; public art; green infrastructure; community Education and Wellness (general public, owner, nonprofit, business).*

## DISCLOSURES

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

There is no guarantee of a return on your investment. Please reference the Introduction & Disclosures for an in-depth overview of the risks associated with your investment.